UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER
SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF
DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934.

Commission File` Number: 002-96666

CANAL CAPITAL CORPORATION
(Exact name of registrant as specified in its charter)

4 Morris Street
Port Jefferson Station, New York 11776
United States of America
(631) 234-0140
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0.01 per share
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	[_]
Rule 12g-4(a)(2)	[_]
Rule 12h-3(b)(1)(i)	[X]
Rule 12h-3(b)(1)(ii)	[_]
Rule 15d-6	[X]

Approximate number of holders of record as of the certification or notice date: 900

Pursuant to the requirements of the Securities Exchange Act of 1934, Canal Capital Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized persons.

Date: December 6, 2012	By:	/s/ Michael E. Schultz
Michael E. Schultz
President and Chief Executive Officer
(Principal Executive Officer)

Date: December 6, 2012	By:	/s/ Reginald Schauder
Reginald Schauder
Vice President-Finance
(Principal Financial and Accounting Officer)